Filed by UnitedHealth Group Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Surgical Care Affiliates, Inc.

(Commission File No. 001-36154)

The following is an excerpt of a transcript of the January 17, 2017 earnings conference call of UnitedHealth Group Incorporated.

Larry Renfro – UnitedHealth Group:

For Optum, 2016 was a distinguishing year for developing and deepening relationships across health care as we deliver more value to the marketplace. In the first quarter, we announced a strategic relationship with Walgreens offering more choice and greater savings to both consumers and their sponsors. We also entered into a technology partnership with Availity, a leading health IT provider, to meaningfully improve connectivity and processing for payers, care providers and consumers.

In the second quarter, several large organizations engaged Optum to deliver pharmacy care services in 2017, in response to our progressive clinical model for whole person care.

Quest Diagnostics joined us in the third quarter in a collaboration that will span several of Optum’s businesses, starting with Optum360. We were honored to receive several important, multi-year contracts from the Department of Veterans Affairs, and we partnered with Allscripts across OptumInsight and OptumHealth.

In the fourth quarter, we were pleased to announce a new relationship with CVS Health that will strengthen their retail and our pharmacy care services offerings to the benefit of consumers.

Moving into this year, last week we announced we will join with Surgical Care Affiliates, or SCA. This combination will expand the breadth of care delivery capabilities at Optum, as we continue to evolve a comprehensive ambulatory care platform, including primary, urgent, surgical and home care – all designed to deliver higher value and quality health care to consumers and payers. Surgeons operating in SCA centers perform nearly one million surgeries annually in over 200 locations across 33 states, with consistently high-quality, consumer satisfaction and improved value. In SCA, we will grow and build upon a leader we know well in a high growth market – a market where we have already gained meaningful market presence, experience and insight through OptumCare.

The momentum inside our businesses comes from the growth and depth of these relationships and the breadth of sustainable value we can offer.

***

David Wichmann – UnitedHealth Group:

As we step into 2017, there are a number of positive indications that reflect our continuing momentum.

•	Our focus on quality and NPS is intensifying and bearing results.

•	Consumers continue to engage more deeply in their health, earning $255 million in healthy behavior incentives in 2016.

•	We began the year crisply in customer installation and service on record levels of new and diversified growth across Optum and UnitedHealthcare.

•	Optum enters the year with record backlog, people served and adjusted scripts – and with Optum Bank crossing the $7 billion mark in consumer health assets under management. Optum is pursuing a strong vision as a health services organization unlike any in existence today. We will continue to develop our business to fit that vision in 2017.

•	Our merger with SCA will significantly expand our capabilities for consumers, payers and hospital partners at OptumCare, while establishing presence in new markets.

•	UnitedHealthcare enters the year with strong retention rates and new business growth across all three lines of business.

•	And we are seeing improving performance and earnings contribution from our hospital company and health plan in Brazil.

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David Windley – Analyst, Jefferies LLC:

Hi, good morning. Thanks for taking my question, acknowledging that your intent in OptumCare is to be multi-payer, I wondered if you could comment on how much of UnitedHealthcare’s medical cost is flowing through OptumCare, what your goals for that might be, and then how Surgical Care Affiliates folds into that or leverages that opportunity? Thanks.

Stephen Hemsley – UnitedHealth Group:

Sure. I think we’ll have Larry kind of comment on that. I guess I would focus on the fact that we serve multiple payers through our OptumCare platform, have for some time, that the portfolio continues to expand, SCA fits right into it. Do you want to pick it up?

Larry Renfro – UnitedHealth Group:

Sure. David, I’m going to go back a little bit and talk about how we kind of got where we are at with OptumCare, where we are in terms of SCA at this point in time. So, if you go back in time, five years ago, we had this one Optum plan that we put together, and as part of that structure, we had a 75 market strategy. Now all of this relates to UHC and how we have positioned Optum from the start. So, with the 75 market strategy, we kind of looked at the marketplace at a $500 billion marketplace that now has grown to $1 trillion. And as part of that, we have looked at what the growth pillars are going to be in the future and OptumCare is a piece of that, and that’s where SCA will fit. And as SCA is a great organization that we’re bringing in, that’s going to add scope and scale, it’s going to be very complementary to what we’re doing. So we feel pretty strong about SCA. We feel pretty strong about OptumCare being a big piece of our strategy going forward in the future to get to the breadth of the market that we are trying to penetrate. I might ask Dan Schumacher to comment a bit about the UHC side. Dan?

Daniel Schumacher – UnitedHealth Group:

Sure, thank you, Larry. Good morning, David.

David Windley – Analyst, Jefferies LLC:

Hi.

Daniel Schumacher – UnitedHealth Group:

As you look at surgeries broadly, obviously, the overwhelming majority of those still take place in a hospital setting, both inpatient and outpatient. And so, the reality is that there’s a huge opportunity for greater penetration for surgeries to take place in an ambulatory setting. And when you look at the kind of quality that can be demonstrated through an ambulatory setting, as well as patient satisfaction, that frankly runs north of 90 when you look at the net promoter scores and you see a cost profile that runs about half of what you would expect in a hospital setting, there’s tremendous opportunity. And within UnitedHealthcare for some time, we’ve have been focused on site of service for several years and we’ve made some headway, but the reality is we think there’s an opportunity to really accelerate and we think the partnership with SCA provides a great potential.

Stephen Hemsley – UnitedHealth Group:

And if I’m not mistaken, and I’ll ask Dave Wichmann correct me on this, a little less than half or roughly a half of the activity flow that goes through OptumCare is Unitedhealthcare, and only about 12% of SCA is Unitedhealthcare; is that true?

David Wichmann – UnitedHealth Group:

That’s right, Steve.

David Windley – Analyst, Jefferies LLC:

Excellent. Thank you.

***

Ralph Giacobbe – Analyst, Citigroup Global Markets, Inc.:

Thanks, good morning. I just want to go back to the SCAI deal. Obviously, it looks like a platform deal in what’s a fragmented market. So, I guess, one, I just wanted to make sure I understand the strategy. Is it to sort of accelerate the M&A pace, or is it a little bit more of a test model, if you will, for now? And then, how will you navigate and maybe have you had conversations with all the sort of various partnerships and JVs, some of which are obviously with other payers as well as hospital systems that could create some friction?

Stephen Hemsley – UnitedHealth Group:

Sure. Larry will comment on this, but we think this step is an important development step. So it’s – we think this is the market leading platform we can build on. So we do think it’s important, and it fits nicely into the whole narrative of a more comprehensive local market base, ambulatory care platform. So, that’s kind of the high-level thinking behind it. Larry, do you want to pick it up?

Larry Renfro – UnitedHealth Group:

Sure. And I’m going to ask Tami to talk about the footprint so that you get a feel for the footprint and how everything is kind of going to work together inside Optum in regard to SCA and why it’s a primary focus for us. And then, I’m going to ask Amir Rubin really to talk about what’s been going on in the diligence side of this and what the business looks like. I will caution you that we are in an approval process. So during this approval process, there are certain things, obviously, that we can’t do. But I think I can lay out kind of the strategy and these folks will be able to kind of back it up. I probably didn’t do a good job a few minutes ago of explaining it, but this goes back five years. This is a strategy that we put in place to really go after what I would call the OptumCare business. It’s one of our primary pillars for growth.

We started with primary care, and I think that we’ve been growing primary care over the last few years. We probably are around 21,000 physicians at this point. The second part of OptumCare was our urgent care with MedExpress and other centers that we have set up with urgent care. And so, we’re up to 250 centers there. So, obviously, the surgery center kind of starts to play out and add capabilities for us as we go forward. So this is all about growth and this is about us maintaining a position with the ambulatory side to really make this move forward, not only here, but also globally. Because as we look and I won’t stray here, but just for a second, but I will tell you the work that we’re doing in Brazil, the work that we’re doing in London, what we’re expecting to do across Europe and so forth, this is all a process that would fit nicely in all of those markets. So let me turn it over to Tami to kind of go through the footprint.

Tami Reller – UnitedHealth Group:

Great. Thanks, Larry. And maybe just a couple of OptumCare broader perspectives and numbers to give this context before Amir talks specifically about SCA. If you look at OptumCare today, it already represents more than 50% of OptumHealth revenues, and obviously, this is an important growth platform, so we expect more in the future. Also, if you look at OptumCare, today we have a footprint in 28 primary care markets, and expect to expand into four to six new markets per year. And so, as we look at the opportunity between OptumCare broadly and SCA, which today has 200 locations in 33 states, which we noted earlier, there is an opportunity there to really look at that much more holistically and make some good growth come from that. Larry also noted more than 21,000 positions today and we would expect to continue to grow that as a nice clip into the future as well. OptumCare probably 2,000 per year, as we move forward, so a tremendous amount of growth ahead across the OptumCare platform.

Amir Rubin – UnitedHealth Group:

Great. And this is Amir Rubin. Just to add to Larry and Tami’s comments. We did a detailed due diligence process and we were very, very impressed with the exceptional SCA leadership and the model that SCA has developed across the country. You heard from Steve’s opening remarks, SCA has over 200 centers in 33 states, and these are terrific centers with outstanding quality, accredited and certified by the highest accreditation bodies, NPS scores, net promoter scores of 90 on average, really high net promoter scores, with delivering outstanding surgical procedures at half the cost of inpatient settings, in partnership with surgeons, in partnership with health systems, many of whom are our clients and serving communities very effectively. As you heard from Tami, we’re excited too, there’s a nice overlap, probably about 50% overlap with the SCA market and the OptumCare market. And moreover, SCA and its surgeons and the health systems that it partners with are now looking to move even more complex cases into the ambulatory arena, such as joint replacements, hips, and knees, and really, on the front end of delivering high quality, high service, and value-based care, serving all payers, UnitedHealthcare, as you heard from Dan Schumacher, and across OptumCare, we serve over 85 payers that we were very excited to continue serving the broad payer market, partnering with our health system clients and aligning with physicians in the community.

Larry Renfro – UnitedHealth Group:

So this is Larry again. Let me just make one comment. So, if you looked at our 75 market strategy that we’ve been executing against today, we are in 28 markets. With this acquisition, we will pick up about 17 more markets. So about 50% of SCA markets overlap with us, but there are 17 new markets. So this is going to accelerate our growth, obviously, and this is a very, very key point in the growth of OptumCare.

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A. J. Rice – Analyst, UBS Securities LLC:

Thanks. Hello, everybody. I might just ask a two-part question on the international business. I think the comments were made in the prepared remarks that you’re pleased with the progress you’ve made down there. And I noticed that fourth quarter you had good enrollment in Brazil, it looks like. And you have to go back to the fourth quarter of last year for positive sequential enrollment as well. I don’t know if there’s something seasonality that drives that or some other dynamic that’s going on. But can you just sort of give us an update on where things stand there and where you’re at relative to contribution margins? And the other aspect on international I was just going to ask you about is I think you guys have commented that there are some contracts that Optum is looking at, particularly in the UK, potentially. Can you give us any update on the timing on when we might see those?

David Wichmann – UnitedHealth Group:

A.J., it’s Dave. Thank you. I think I’ll take the first part of that and then ask Larry to comment on the Optum contracts, in particular. A. J., I wish I could say it was organic growth down in Brazil, but it was actually a small acquisition that we completed of both a health insurance company and a healthcare delivery company. So it’s an integrated delivery system that serves the ABC region near São Paulo. It’s named [indiscernible] and it is a very strong, well-performing local delivery system there that really serves the lower end of the middle class broadly. So it added about 250,000 lives or so to our quarter. Maybe I’m not really sure how to respond to the contribution margin comment, but I will say that we do see an improved outlook for Amil and now what it’s called Americas Serviços Médicos, which is our large national healthcare delivery system, predominantly hospital-based, in Brazil. Of course, the political and economic instability certainly aren’t helping the business today. But we have seen nice progress and we have an improved outlook for 2017 for the business. You’ve probably noticed that we made a couple of augmentations to our leadership team down there. We just brought on Claudio Lottenberg, who was the former president of the Albert Einstein Health System. He’s a fantastic leader, very well regarded across Brazil, and we think will be a terrific addition to our business. We also named Luiz de Luca to run our Americas Health System. He came to us from Samaritano, which was the large hospital that we acquired in São Paulo. And then, we’ve also added a number of other positions in the business. I think strengthening leadership, and importantly, as we come across a five-year anniversary, looking to make sure that we have a very strong leadership team in place as we transition a generation. Our new team is performing very well. They’re focused on a more modernized health system and building a strong healthcare infrastructure, and we think that this will continue to remain bullish and optimistic about not only the prospects for Amil and Americas Serviços Médicos, but also Brazil broadly. Larry, you want to touch on Optum?

Larry Renfro – UnitedHealth Group:

Sure. A.J., it’s Larry. I think on the last earnings call, we talked a little bit about that we had been building a foundation in London, in the UK area, and we had spent past year really getting ourselves positioned in what I would call the new model of care. We would know it over here as the ACOs. As they are starting to take their trust and trust over there, other hospitals and they’re starting to put them together in certain segments of the country. And they’re looking for services that we provide, whether that be hospital-type services or what we’re doing with OptumCare. That’s why there’s a very large overlap here when you start talking about OptumCare and what we might be able to do in the UK area. We are in bids and discussions with about five different areas. I won’t go into them from a competitive standpoint. And we believe in the first six months to nine months of this year, we should start to see some outcomes. There’s no question that it got delayed with Brexit, and they’ve had some change in terms of leadership and we’ve had to establish ourselves with new leadership, which just takes time. It’s not an issue of them wanting to. They understand our model. A lot of the ministers have been here and they have visited our locations to see the integrated care and how we operate and so forth. SCA should be a positive in terms of how we might look at that eventually, not right away in the UK. So I guess one part of the question is we’ve got these local areas that we’re talking about that we’re in bids on right now, six months to nine months, we should start to see some outcomes there and we feel pretty solid about that. The other path we’re going down is on what I’ll call national programs. And the big national programs is what I would call a national database where we could bring our data and analytics into play. Again, we are in the process with that, and I would think that timing might be a little sooner. It might be more like six months, three months to six months on a decision there. So we’re feeling pretty good about it. We’ve got a good team. We’re moving some senior leaders over to the UK. And again, I think that, come summertime, we should start to see some results there.

***

Sheryl Skolnick – Analyst, Mizuho Securities USA, Inc.:

Thank you so much, and then, I’ll try not to make it too difficult for you this time. So, you’ve obviously had very significant success across UHC, as well as across Optum, and I’m going to ask a similar question to what I asked at a different way. We’ve also noticed some interesting trends on utilization despite some spiking from the ACA in hospital-based utilization, particularly inpatient care. And I’m wondering if you can help me to understand what steps you’re taking and what you can attribute your management of cost trend presumably related to appropriate controls on appropriate sites of care, and what the outlook might be given that you’re now bringing OptumCare into a higher level of scale and capabilities with Surgical Care, for your ability to further improve your cost trends, to improve coordination and appropriateness of site and timing and place of care? Thank you.

Stephen Hemsley – UnitedHealth Group:

Well, you’ve kind of defined the space in the question. So you clearly have grasped the idea, but the ambulatory platform that we are forming is, in fact, a very important and viable proposition in and of itself. It represents the more organized, more informed, deployment of resources in terms of ambulatory care and very much focused on the appropriateness of setting. It also plays to themes that are clearly moving in the Marketplace where these services are moving into these better venues and, in fact, technology is a very powerful element behind it, both in the process and so forth. So it creates a better resource platform to serve consumers, and that has implications for all that we serve. It is a multi-payer platform and UnitedHealthcare is an enterprise that is very effective in advancing on those and it provides them an advantage in terms of how they deploy it and integrate it into their offerings. So it’s kind of that is a start. Do you want to pick it up, Dan?

Daniel Schumacher – UnitedHealth Group:

Good morning, Sheryl. Dan Schumacher. The only thing I would add, if you kind of look at it over the last eight years, right, we’ve been able to drive down on a per capita basis inpatient, right? And inside that, we focused a lot kind of in those early years around the conversion of inpatient to outpatient. I think this is sort of a continued evolution, as we focus more on the site of service to how do we get that outpatient into the ambulatory setting. So we’ve been continuing to introduce more steps and controlled measures on the front end, but more importantly, trying to put in incentives at the surgeon level that really can help drive to the most appropriate setting. So you have the combination of both the benefit structures with the consumer providing strong motivator, and then, likewise, on the delivery side, trying to put incentives in place with the surgeons to be able to drive towards the more appropriate use. So we really look at this partnership as an opportunity to really strengthen our value orientation, both in our product designs, as well as in our relationships with the professionals that are providing these surgeries.

Stephen Hemsley – UnitedHealth Group:

And the OptumCare platform is free-standing value all by itself. So we basically have a kind of a two-dimensional agenda going here. And I think that was the core of your question and you grasped what we’re doing in OptumCare very well.

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Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group Incorporated (“UnitedHealth Group”), Surgical Care Affiliates, Inc. (“SCA”) and the proposed acquisition of SCA by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth Group exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth Group exchange offer; the risk that the UnitedHealth Group exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

UnitedHealth Group and SCA assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.